

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Craig Samuels
President
CWS Marketing & Finance Group, Inc.
3525 Del Mar Heights Road, #316
San Diego, CA 92310

> **Re: CWS Marketing & Finance Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-170828**

Dear Mr. Samuels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In connection with the preceding comment, please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Please provide us with a detailed explanation as to why Rule 419 does not apply to this offering, revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan, and discuss the business purpose of this offering in light of the fact that the maximum offering amount is insufficient to cover your offering expenses and you will be subject to the reporting obligations of the Exchange Act of 1934. We offer the following comments to help you revise your disclosure.

2.   Please tell us whether any of the selling shareholders is a broker-dealer, such as Groupmark Financial Services Ltd. Also for any selling shareholder that is a broker-dealer or an affiliate of a broker-dealer, please tell us supplementally whether they received any shares issued by the registrant as underwriting compensation. If they did not receive any such shares as underwriting compensation, please advise us how they acquired their shares. We may have additional comments.

3.   It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the relationship of some of the selling shareholders to the registrant, the business of such shareholders, and the amount of time these shareholders have held the shares, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

4.   Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market reports published by the U.S. Department of Commerce. Please highlight the specific portions that you are relying upon so that we can reference them easily. Please also confirm to us that all industry information other than reports by the U.S. Dept. of Commerce was from sources that are publicly available.

Forward-Looking Statements, page 1

5.   Please revise your disclosure in the first sentence in the paragraph following the bulleted list to clarify that you are required, pursuant to applicable regulations, to update this prospectus during your offering.

6.   We note the statement that "[w]e have not, and the underwriters have not, authorized any other person …." Please disclose the underwriters you are referring to.

Prospectus Summary

Company Overview, page 1

7.   Please revise the summary to describe more clearly the on-line revenue generation services and incubation services components of the consulting services that you provide and describe these services in greater detail in the business and MD&A sections.

8.   Please revise the summary to discuss briefly your historical and current operations and provide additional detail in your business section. For instance, please revise to clarify that you have earned limited revenues. This disclosure should provide balance to your disclosure in the first paragraph of your activities since your inception.

Our Opportunity, page 2

9.   We note your discussion in this section regarding how companies have historically engaged in e-commerce. We note your further statement regarding the expense of such ventures serving as a potential barrier of entry. Please provide us with independent, third-party support for these assertions, or, if you do not have third-party support, please revise to clarify that these statements constitute your belief.

Risk Factors, page 3

10.   Please review and revise your risk factors to adequately describe the risks to your current business and discuss how your business, financial condition, and/or results of operation would be affected by these risks. Refer to Item 503(c) of Regulation S-K.

11.   Please review your risk factors and eliminate those generic risks applicable to any public company. For example, refer to your third risk factor on page 5 regarding the prospective impact future market conditions could have on your business, which applies to any company. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

12.   Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the first risk factor on page 6 beginning "Our Portfolio Partner Companies. Operate…" does not adequately explain the potential risk to prospective investors or your business if your company is unable to adjust your business plan and proprietary products to remain consistent with new technologies. Please revise your subheadings to highlight the harm that you would incur should the noted facts materialize.

Risks Related to Our Business

General

13.   Please include a risk factor that discusses your principal officer's inexperience in running a public company and in the company's current business, if applicable.

14.   Please include a separate risk factor under this subheading to make clear your key officers will also have complete control over decisions, including, but not limited to:

- all employment decisions;

- the appointment of other management positions; and

- whether to enter into material transactions with related parties.

The continued development and commercialization.., page 3

15.   Please reconcile the risk disclosed under this subheading with your discussion of ongoing liquidity needs and planned operations over the next 12 months in the MD&A.

Our officers and directors beneficially own a significant amount…, page 4

16.   We note that your key executives will retain a majority of your outstanding shares after this offering. As such, please supplement your current disclosure here to discuss the risk associated with their ability to cause you to engage in a business combination without seeking shareholder approval, if possible.

We may incur significant costs to be a public company…., page 4

17.   Please revise this risk factor to clarify, if true, that your current operations will not be sufficient to cover the cost associated with satisfying your reporting obligations.

Our success is dependent on our ability…, page 5

18.   We note your disclosure that expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. Please revise to remove disclosure of completed acquisitions or disclose your completed acquisitions throughout the filing, as applicable. In addition, please revise here, as goodwill is not amortized in accordance with ASC 350-20-35.

19. Considering your lack of financial resources, please revise this risk factor and your later disclosure in the business and MD&A sections to explain in greater detail how you plan to engage qualified personnel to implement your strategy.

Risks Related to the Internet Industry

A variety of new and existing U.S. and foreign…, page 6

20. Please revise this risk factor to provide brevity and only include the disclosure needed to place the risk into context and revise your disclosure in the business section, as needed, to discuss issues raised here with greater specificity.

If our security measures are breached…, page 7

21. Please supplement your disclosure elsewhere in the prospectus to discuss with greater specificity the security measures you currently have in place to safeguard your products and services.

Risks Related to Our Common Stock

Should our stock become listed…, page 8

22. Refer to your disclosure in the first sentence under this subheading. Please note that securities are not "traded" on the OTCBB and are merely quoted on such system. Please revise your disclosure accordingly.

Our common stock price…, page 9

23. We note the significant amount of detail in this risk factor. Please revise to provide brevity. Please also note that several of the items discussed in this risk factor are discussed in your other risk factors as well. For instance the first bulleted item appears to be addressed in the fifth risk factor on page 4. Please revise to limit the repetition.

Selling Shareholders, page 11

24. Please disclose whether the shareholders that are affiliates of broker-dealers had purchased their shares in the ordinary course of business.

Description of Securities
Common Stock, page 15

25. We note your statement that all of your outstanding common stock is "fully paid" for and "non-assessable." This statement is a legal conclusion that you are not qualified to make. Please revise to disclose that this statement is based on the advice or opinion of counsel and name counsel or remove the statement from your

disclosure. Please also revise to explain what private placement you are referencing in the same paragraph.

Description of Business

Our Services, page 17

26.   Please expand your disclosure in this section to provide all of the information required under Item 101(h)(4) of Regulation S-K.

27.   Please discuss in greater detail how the company earns fees from providing consulting services, including a more robust discussion of the payment structure of your contractual arrangements.

28.   As currently drafted, the description of your business is vague and unclear as to the nature and extent of your current or future operations. Please revise to focus on the services you currently provide and to whom you provide them.

29.   We note the disclosure elsewhere in the filing regarding your single customer arrangement with FN Implementation and Financing Partners, Inc. Please revise the description of your business to include a discussion of this agreement, including more detail regarding the "accounting, finance, legal and advisory and delivery assistance" services you provide.

30.   We note your extensive reference to regulations impacting your business in the risk factors section. Please revise your disclosure in this section to address specific existing or probable laws and regulations that may have a significant impact on your business on a going-forward basis.

Teaming Affiliated Partner ("TAP") Network, page 18

31.   We note your disclosure on page 18 that you may provide Teaming Affiliated Partners with equity ownership in your company. We also note that you have entered into three key Teaming Affiliate Partner Agreements. Please advise us whether any equity ownership was offered or will be offered to the three partners. Also discuss whether any of the three partners or future partners will be able to acquire controlling interests in your company. We may have further comment.

Intellectual Property, page 19

32.   Please revise to discuss with greater specificity your proprietary models/programs discussed in this section, such as the KPI reporting methodology. Please revise to describe your retained intellectual property rights, if any, pertaining to the work product of any employees.

Competition, page 20

33.   We note that you believe your business will be competitive with larger companies
      within the industry as a result of your "unique business offerings." Please also
      reconcile your disclosure regarding your efforts to provide financing for online
      marketing efforts with your later disclosure in the liquidity section of the MD&A
      regarding your liquidity needs within the next 12 months. Please revise explain
      how the services you plan to provide are distinguishable from your competitors.
      Please also discuss the specific competitive business conditions you are subject to
      within the industry. Also, discuss the applicable methods of competition. Refer
      to Item 101(h)(4)(iv) of Regulation S-K.

Employees, page 20

34.   Please disclose the approximate amount of time that your executive officers will
      devote to you. Please also add disclosure, as appropriate, to discuss your officers
      continued employment in other capacities and how this may impact you.

35.   Please expand your disclosure to explain what type of personnel you anticipate
      hiring.

Market for Common Equity and Related Stockholder Matters, page 20

Recent Sales of Unregistered Securities, page 21

36.   Please reconcile your disclosure here that 2,688,000 shares were issued for
      $50,000 and 272,000 were issued in consideration of services rendered with your
      disclosure on page F-9 that 2,964,000 shares were issued in return for capital
      commitments totaling $50,000. In addition, please tell us how you accounted for
      any shares issued for services, citing the authoritative literature upon which you
      relied.

Balance Sheet, page F-3

37.   Please tell us how you determined you are not a development stage entity, subject
      to the provisions of ASC 915. In this regard, we note your disclosure on page 23
      that as of September 30, 2010, you have not generated any significant revenues.

Notes to Financial Statements, page F-7

Note 4. Income Taxes, page F-10

38.   Please tell us how you determined it is more likely than not that the net deferred
      tax asset will be realized. In this regard, we note your disclosures elsewhere that
      you have experienced net losses to date and that you have no significant financial
      resources and limited revenues to date.

Management's Discussion and Analysis of Financial Condition or Results of Operation

Summary of Business, page 22

39.   As applicable, provide a narrative discussion describing any known trends or
        uncertainties that have had or that you reasonably expect will have a material
        favorable or unfavorable impact on net sales or revenues or income from
        continuing operations. Refer to Item 303 of Regulation S-K.

40.   Please revise to more fully discuss your results of operations since inception,
        including a description of any significant components of revenues or expenses
        that, in your judgment, should be described in order to understand your results of
        operations. In addition, please expand your discussion of any material known
        trends and uncertainties. As an example only, your discussion of your plan of
        operations should be consistent with your discussion of your strategy on page 19
        and with related risk factors on pages 3 and 5.

Plan of Operations, 22

41.   Please describe the company's plan of operations for the next twelve months as
        required by Item 101(a)(2) of Regulation S-K. Provide details of your specific
        plan of operations, including detailed milestones, the anticipated time frame for
        beginning and completing each milestone, the estimated expenses associated with
        each milestone and the expected sources of such funding. Please explain how the
        company intends to meet each of the milestones if it cannot receive funding. See
        Item 101(a)(2) of Regulation S-K.

Liquidity and Capital Resources, page 23

42.   We note your statement that you believe that the $59,750 in committed funds
        ($53,750 in received funds) plus you current revenue and increases in your client
        base will be sufficient for the next 12 months. Please revise your liquidity
        discussion to clarify the amount of cash currently on hand, rather than only
        discussing the historical amount of capital raised, and provide a robust discussion
        of both short-term and long-term liquidity. In this regard, please reconcile your
        statements here that you have sufficient funds for operations for the next 12
        months, that you do not plan on raising additional capital, and that you do not
        anticipate the need to hire employees over the next 12 months with your
        disclosures that you estimate that it will require a substantial investment to
        implement your business plan (page 3), that you expect to hire additional
        employees, expand information technology systems and leas more space for your
        corporate offices (page 5), and that your strategy for growth includes acquisition
        or joint ventures with complementary service providers and software product
        companies (page 19). Refer to Item 303 of Regulation S-K.

Craig Samuels
CWS Marketing & Finance Group, Inc.
December 23, 2010
Page 9

43.   Please disclose the offering expenses to be paid by the company as disclosed in
        Part II of the registration statement and discuss how these expenses will affect
        your liquidity.

Directors, Executive Officers, Promoters and Control Persons, page 23

44.   Please expand your disclosure here to provide for each director a discussion of the
        specific experience, qualifications, attributes or skills that led to the conclusion
        that the person should serve as a director. Please refer to Item 401(e) of
        Regulation S-K.

Certain Relationships and Related Transactions, page 26

45.   We note that you were organized on December 4, 2009. Please identify your
        promoters as required by Item 404(c) of Regulation S-K. In addition to the names
        of the promoter(s), please also state the nature and amount of anything of value
        received or to be received by each promoter, directly or indirectly, from the
        registrant and the nature and amount of any services or other consideration
        therefore received or to be received by you.

46.   We note that you have various conflicts of interests. Please include any related
        risk factors in the risk factors section in regards to these conflicts of interest.

Part II – Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

47.   Please revise to discuss the basis for your reliance on Section 4(2) of the
        Securities Act of 1933. Also discuss in detail how each transaction met the
        requirements of Rule 504 of Regulation D. Please refer to Item 701(d) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Marc A. Indeglia, Esq.
        Gregory R. Carney, Esq.
        Indeglia & Carney, P.C. *(via facsimile)*